UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

ALLEGHENY LUDLUM CORPORATION PERSONAL
RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2009

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Investments at fair value:
Interest in synthetic investment contracts	$59,770,163	$65,599,574
Interest in common collective trusts	23,464,672	27,668,170
Interest in registered investment companies	21,133,927	38,265,859
Corporate common stock	13,529,239	27,368,969
Participant loans	5,926,269	5,897,706
Interest-bearing cash and cash equivalents	5,235,660	3,449,662

Total investments at fair value	129,059,930	168,249,940

Employer contribution receivable	331	3,050
Employee contributions receivable	2,836	1,008

Net assets available reflecting investments at fair value	129,063,097	168,253,998
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,887,281	234,821

Net assets available for benefits	$132,950,378	$168,488,819

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007

Contributions:
Employer	$2,449,798	$2,530,214
Employee	7,932,797	8,584,446

Total contributions	10,382,595	11,114,660

Investment income (loss):
Net realized/unrealized loss on corporate common stocks	(19,100,929)	(406,673)
Net gain (loss) from interest in registered investment companies	(13,395,767)	2,125,261
Net gain (loss) from interest in common collective trusts	(8,750,911)	695,607
Interest income	1,602,259	912,649
Net gain from interest in Allegheny Master Trust	—	3,436,683
Dividend income	—	79,542
Other income	1,797,301	599,015

Total investment income (loss)	(37,848,047)	7,442,084

	(27,465,452)	18,556,744

Distributions to participants	(8,072,564)	(17,820,224)
Fees	(425)	(443)

	(8,072,989)	(17,820,667)

Net increase (decrease) in net assets available for benefits	(35,538,441)	736,077
Net assets available for benefits at beginning of year	168,488,819	167,752,742

Net assets available for benefits at end of year	$132,950,378	$168,488,819

See accompanying notes.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements
December 31, 2008
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans", fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
2. Description of the Plan
The Allegheny Ludlum Corporation Personal Retirement and 401(k) Savings Account Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees of Allegheny Ludlum Corporation (ALC) and effective July 2007, eligible employees of the Albany, Oregon location of Oregon Metallurgical Corporation (Oremet) through company contributions, and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. ALC and Oremet are wholly owned subsidiaries of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). ALC contributes to the Plan $0.50 per hour worked per eligible union employee. With respect to eligible Oremet employees, effective September 2007 and each September thereafter, Oremet will contribute the sum of $100 multiplied by an employee’s years of service; and Oremet will contribute $15,000 to the account of each eligible employee who retires during the scheduled term of the collective bargaining agreement beginning July 1, 2007 (subject to a maximum of 46 employees over the term of the contract and a maximum of 14 employees per contract year). Unless otherwise specified by the participant, all contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series). Such contributions are made only from current income or accumulated earnings of the Plan Sponsor. The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment alternatives. The Plan allows employees to contribute a

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Additionally, ALC employees’ annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employees’ discretion as their deferral.
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. Copies of these documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust. The Standish Mellon Fixed Income Fund was renamed the Standish Mellon Stable Value Fund.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan had an undivided interest in the Allegheny Master Trust. Investment income and expenses were allocated to the plans based upon their pro rata share in the net assets on the Allegheny Master Trust.
The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), collateralized mortgage obligations (CMOs), and common/collective trusts.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2008 and 2007, the interest crediting rates for Fixed Maturity SICs ranged from 4.12% to 5.04% and 4.30% to 5.32%, respectively.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2008 and 2007 were as follows:

	Years Ended December 31
	2008	2007

Average yields:
Based on actual earnings	4.67%	4.72%
Based on interest rate credited to participants	4.56%	4.57%
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007

Allegheny Technologies Incorporated common stock	$13,529,239	$27,368,969
Barclays Global Investors Asset-Backed Securities Index Fund**	11,009,138	11,920,370
Barclays Global Investors Intermediate Term Credit Bond Index Fund**	10,018,773	10,124,782
Barclays Global Investors Mortgage-Backed Sec Index Fund**, ***	8,264,724	8,161,566
State Street Global Advisors S&P 500 Flagship SL Fund*	4,854,817	8,832,957
American Funds Growth Fund of America*	5,055,464	8,824,018

*	Current year presented for comparative purposes only

**	Held within SICs

***	Prior year presented for comparative purposes only
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2008	2007

Monumental Life Ins. Co. Constant Duration SIC	$16,894,727	$15,900,568
Rabobank Constant Duration SIC	16,495,341	16,172,978
State Street Bank Constant Duration SIC	9,098,246	8,561,556
Bank of America Fixed Maturity SIC*	8,351,914	7,683,282
State Street Bank Fixed Maturity SIC*	6,926,808	6,225,098
Union Bank of Switzerland Fixed Maturity SIC	—	11,065,406

*	Prior year presented for comparative purposes only
4. Fair Value Measurements
The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (FAS 157), as required, on January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. Specifically, FAS 157:

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminates large position discounts for financial instruments quoted in active markets; and

•	Expands disclosures about instruments measured at fair value.
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FAS 157 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — inputs to the valuation methodology are unobservable and significant to the valuation measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the Net Asset Value (NAV) is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate common stocks — are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

•	Common/collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs, CMOs, and common/collective trusts. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or in the case of common/collective trusts the NAV is a quoted price in a market that is not active, synthetic investment contracts are classified within level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the statement of net assets available for benefits and by FAS 157 valuation hierarchy (as described above). The Plan had no assets classified within level 3 of the valuation hierarchy.
Assets measured at fair value on a recurring basis:

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts	$—	$59,770,163	$59,770,163
Interest in common collective trusts	—	23,464,672	23,464,672
Interest in registered investment companies	21,133,927	—	21,133,927
Corporate common stock	13,529,239	—	13,529,239
Participant loans	—	5,926,269	5,926,269
Interest-bearing cash and cash equivalents	4,072,880	1,162,780	5,235,660

Total assets at fair value	$38,736,046	$90,323,884	$129,059,930

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$132,950,378	$168,488,819
Deemed distribution of benefits to participants	(296,703)	(198,187)

Net assets available for benefits per the Form 5500	$132,653,675	$168,290,632

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$8,072,564
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	296,703
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	(198,187)

Benefits paid to participants per the Form 5500	$8,171,080

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Registered Investment Companies:
Alliance Bernstein Small Mid Cap Value Fund	$4,022,962
American Funds Europacific Growth Fund	3,745,987
American Funds Growth Fund of America	5,055,464
MFS Value Fund	1,539,870
Lord, Abbett Mid Cap Value Fund	1,300,352
MSIF Small Company Growth Fund	3,298,387
Western Asset Core Plus Bond Fund	1,982,916
Federated Money Market Fund	3,249

20,949,187

Self-directed accounts:
Baron Small Cap Fund	9,380
CGM Mutual Fund	3,892
Harbor Bond Fund	17,657
Pimco Commodity Real Return Strategy Fund	2,716
CGM Focus Fund	2,901
Fidelity Emerging Markets Fund	4,549
Fidelity Hong Kong & China Fund	7,642
Fidelity Select Biotechnology Fund	7,412
Fidelity Select Chemical Portfolio Fund	4,360
Fidelity Select Defense & Aerospace Fund	2,745
Fidelity Select Energy Services Fund	2,080
Fidelity Select Medical Equipment Fund	6,139
Fidelity Select Natural Resources	5,293
Invesco Energy Fund Investor Class	10,701
Julius Baer International Equity II Fund	4,932
Loomis Sayles Bond Fund	25,160
Marsico 21st Century Fund	6,914
Permanent Portfolio Fund	21,303
T Rowe Price Emerging Markets Stock	2,586
US Global Resources Fund	10,985
Vanguard Long-term U.S. Treasury Portfolio	25,393

184,740

Total registered investment companies	$21,133,927

Corporate Common Stock
Allegheny Technologies Incorporated*	$13,529,239

Interest-Bearing Cash and Cash Equivalents
Mellon Trust of New England TIF Fund	$4,072,880
Natixis Financial	1,162,780

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Adjustment from fair to book value	(7,960)

$5,227,700

Common Collective Trusts
Mellon Stable Value Fund	$1,324,498
Adjustment from fair to book value	62,286
State Street Global Advisors Target Retirement Income SL Series Fund	413,003
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	1,067,562
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	3,990,309
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	5,949,435
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	2,603,747
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	1,632,816
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	778,758
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	369,613
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	302,012
State Street Global Advisors Target Retirement Income 2050 SL Series Fund	11,463
State Street Global Advisors S&P 500 Flagship SL Fund	4,854,817
State Street Global Advisors MSCI ACWI Ex US Index SL Series Fund	166,639

$23,526,958

Fixed Maturity Synthetic Contracts:
CMBS, BACM 2002-2 A3	$528,976
CMBS, BACM 2005-3 A3A	577,940
Fannie Mae, FNR 2002-74 LC	43,555
Freddie Mac, FHR 2627 BU	968,797
Freddie Mac, FHR 2640 TL	487,758
Freddie Mac, FHR 2715 ND	620,069
Freddie Mac, FHR 2760 EB	557,963
Freddie Mac, FHR 2786 PC	288,694
Freddie Mac, FHR 2865 PQ	858,394
Freddie Mac, FHR 2866 XD	860,449
Freddie Mac, FHR 2870 BD	578,459
Freddie Mac, FHR 2888 OW	407,740
GNMA Project Loans, GNR 06-51 A	639,586
Auto Valet 2008-2 A3A	847,385
Bank of America, N.A. Wrap contract	86,149

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	8,351,914

Auto, BASAT 06-G1 A4	835,927
CMBS, CDCMT 2002-FX1D1895488.82	537,866

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Rate Redu Bonds, CNP05-1 A2	852,533
Freddie Mac, FHR 2631 LB	390,412
Freddie Mac, FHR 2681 PC	740,650
Freddie Mac, FHR 2778 KR	288,121
Freddie Mac, FHR 2981 NB	665,865
Freddie Mac, FHR 2891 NB	581,417
CMBS, MLMT 05-CIP1 A2	1,039,498
CMBS, MLMT 05-CKI1 A2	515,148
CMBS, CD05-CD1 A2 FX	260,138
State Street Bank Wrap contract	219,233

State Street Bank Fixed Maturity Synthetic Contract 105028	6,926,808

CMBS, BSCMS 05-T18 A2	403,603
CMBS, BSCMS 99-WF2 A2	367,450
CMBS, BSCMS 03-T12 A2	56,884
Freddie Mac, FHR 2663 ML	1,007,234
Freddie Mac, FHR 2763 PC	757,392
Freddie Mac, FHR 2921 NV	430,559
Freddie Mac, FHR 2934 OC	582,281
CMBS, HFCMC 99-PH1 A2	55,834
CMBS, JPMCC 05-LDP2 A2	522,593
CMBS, MSC 99-CAM1 A4	15,847
Auto, NALT 06-A A4	1,126,777
Auto, VWALT 06-A A4	426,272
Natixis Financial Products Wrap contract	83,356

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	5,836,082

Total Fixed Maturity Synthetic Contracts	$21,114,804

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$639,756
Barclays Global Investors, Asset-Backed Sec Index Fund	4,381,515
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	1,332,476
Barclays Global Investors, Int Term Credit Bond Index Fund	3,987,543
Barclays Global Investors, Int Term Government Bond Index Fund	1,534,436
Barclays Global Investors, Long Term Government Bond Index Fund	374,481
Barclays Global Investors, Mortgage-Backed Sec Index Fund	3,289,420
Monumental Life Ins. Co. Wrap contract	1,355,100

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	16,894,727

Allegheny Ludlum Corporation
Personal Retirement and 401(k) Savings Account Plan
EIN: 25-1792394 Plan: 005
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Barclays Global Investors, 1-3 Year Government Bond Index Fund	623,158
Barclays Global Investors, Asset-Backed Sec Index Fund	4,268,345
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	1,297,914
Barclays Global Investors, Int Term Credit Bond Index Fund	3,884,091
Barclays Global Investors, Int Term Government Bond Index Fund	1,494,625
Barclays Global Investors, Long Term Government Bond Index Fund	364,766
Barclays Global Investors, Mortgage-Backed Sec Index Fund	3,204,078
Rabobank Wrap contract	1,358,364

Rabobank Constant Duration Synthetic Contract ATI060301	16,495,341

Barclays Global Investors, 1-3 Year Government Bond Index Fund	344,484
Barclays Global Investors, Asset-Backed Sec Index Fund	2,359,278
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	717,487
Barclays Global Investors, Int Term Credit Bond Index Fund	2,147,139
Barclays Global Investors, Int Term Government Bond Index Fund	826,235
Barclays Global Investors, Long Term Government Bond Index Fund	201,644
Barclays Global Investors, Mortgage-Backed Sec Index Fund	1,771,226
State Street Bank Wrap contract	730,753

State Street Bank Constant Duration Synthetic Contract 107073	9,098,246

Total Constant Duration Synthetic Contracts	$42,488,314

Participant loans* (5.00% to 9.25%, with maturities through 2023)	$5,926,269

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY LUDLUM CORPORATION PERSONAL RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

Date: June 25, 2009	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)